UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41433

Warrantee Inc.

6Floor, Otemachi One Tower

1-2-1 Otemachi, Chiyoda-ku

Tokyo 100-0004, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Appointment of Ms. Misaki Matsumoto as the Chief Financial Officer

To fill in the vacancy created by the resignation of Ms. Matsudaira, on January 31, 2024, the board of directors (the “Board”) appointed Ms. Misaki Matsumoto (“Ms. Matsumoto”) to serve as the Chief Financial Officer of the Company, effective July 1, 2024.

Prior to joining our Company, Ms. Matsumoto, age 35, was an audit manager at Ernst & Young Global Limited(“EY”), where she obtained her Japan CPA license. She worked at EY’ Osaka and Tokyo office for a total of eleven years from April 2013 to June 2024. Ms. Matsumoto also worked at JIC Venture Growth Investments Co., Ltd. in Japan as a Senior Manager and Business Development Manager from October 2022 to June 2024. Ms. Matsumoto received her Bachelor of Economics degree in Applied Economics from University of Hyogo in 2012 and her Master of Business Administration from Kyoto University in 2014.

There are no family relationships between Ms. Matsumoto and any director of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Matsumoto and any other person pursuant to which she was appointed as the Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Warrantee Inc.

By:	/s/ Yusuke Shono
Yusuke Shono
Chief Executive Officer and Director

Date: June 28, 2024